

Mail Stop 3720

January 23, 2017

Tim Gray
Chief Financial Officer
pdvWireless, Inc.
3 Garret Mountain Plaza
Suite 401
Woodland Park, NJ 07424

> **Re: pdvWireless, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2016**
> **Filed June 13, 2016**
> **File No. 001-36827**

Dear Mr. Gray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Jeffrey C. Thacker